Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                 April 13, 2016


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1440
                            Equity Best Ideas 2016-1
                       File Nos. 333-210026 and 811-03763
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Dear Mr. Bartz:

     This letter is in response to your comment letter dated April 5, 2016 regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1444, filed on March 9, 2016, with the Securities and Exchange Commission (the "Commission"). The registration statement proposes to offer the Equity Best Ideas 2016-1 (the "Trust").

PROSPECTUS

Investment Summary -- Investment Objective

     1. This section states that the Trust's investment objective is "total return." Please define "total return" in this section.

     Response: The investment objective has been revised to state "[t]he trust seeks to provide total return through capital appreciation and dividend income."

Investment Summary -- Principal Investment Strategy

     2. Please disclose in this section the significance of the phrase "Best Ideas" in the Trust's name. In addition, the fourth sentence of this section states that the "recommendations . . . takes into consideration industry sector weightings." Please clarify in this section whether it is Baird's recommendations or the Trust's security selections, or both, that take into consideration industry sector weightings. Please also describe in this section how the industry sector weightings are taken into consideration, e.g., the Trust may not invest more than 15% of its assets in any industry sector.

     Response: The disclosure has been revised in response to your comment.

Investment Summary -- Principal Risks

     3. The second bullet point in this section states that the Trust invests in U.S.-listed foreign securities and American Depositary Receipts ("ADRs"). Please disclose the Trust's strategy regarding its investments in U.S.-listed foreign securities and ADRs in the summary of principal investment strategies. Please also explain to us whether the Trust will invest in securities of emerging market issuers and, if so, provide appropriate disclosures in the summaries of the Trust's principal investment strategies and principal risks.

      Response: The disclosure has been revised in response to your comment.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                               Very truly yours,

                                                          CHAPMAN AND CUTLER LLP


                                                       By /s/ Morrison C. Warren
                                                       -------------------------
                                                              Morrison C. Warren